SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K

                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


         (Mark One)

         [X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

                           For the year ended June 30, 2000

         [ ] Transitional report pursuant to Section 15(d) of the Securities Exchange Act of 1934

                           For the transition period from ________ to __________

                           Commission file number: ______________

                  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           Robinson Nugent, Inc.
                           Profit Sharing/401(k) Plan

                  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Robinson Nugent, Inc.
                             800 East Eighth Street
                              Post Office Box 1208
                            New Albany, Indiana 47150

                              REQUIRED INFORMATION

A.       Financial Statements and Schedules:

                  Independent Auditors' Report

                  Statement of Net Assets Available for Plan Benefits

                  Statement of Changes in Net Assets Available for Benefits

                  Notes to Financial Statements

                  Schedule of Investment Held

B.       Exhibits

                  Consent of Independent Auditors






                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

                                    Robinson Nugent, Inc.
                                    Profit Sharing/401(k) Plan
                                             (Name of Plan)



Date October 12, 2000               Robinson Nugent, Inc., Administrator


                                    By: /s/ Robert L. Knabel
                                        ----------------------------------------
                                         Robert L. Knabel,  Vice  President,
                                         Treasurer and Chief Financial Officer

                              ROBINSON NUGENT, INC.
                           PROFIT SHARING 401(k) PLAN

                    Financial Statements for the Years Ended
                             June 30, 2000 and 1999,
                           Supplemental Schedule As Of
                                  June 30, 2000
                                       and
                          Independent Auditors' Report

ROBINSON NUGENT, INC. PROFIT SHARING 401(k) PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                            Page

INDEPENDENT AUDITORS' REPORT                                                  1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
   JUNE 30, 2000 AND 1999:

   Statements of Net Assets Available for Plan Benefits                       2

   Statements of Changes in Net Assets Available for Plan Benefits            3

   Notes to Financial Statements                                             4-8



SUPPLEMENTAL SCHEDULE AS OF JUNE 30, 2000:

     Schedule H, Item 4i - Schedule of Investment Held                        9




The following schedules are omitted because of the absence of conditions under which they are required:

     Reportable Transactions
     Party-In-Interest Transactions
     Obligations in Default
     Leases in Default

INDEPENDENT AUDITORS' REPORT

Robinson Nugent, Inc.
Profit Sharing 401(k) Plan

We have audited the accompanying statements of net assets available for plan benefits of Robinson Nugent, Inc. Profit Sharing 401(k) Plan (the Plan) as of June 30, 2000 and 1999 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan at June 30, 2000 and 1999, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the 2000 basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the 2000 basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP

October 4, 2000

ROBINSON NUGENT, INC. PROFIT SHARING 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
JUNE 30, 2000 AND 1999
--------------------------------------------------------------------------------

                                                       2000              1999
ASSETS:
  Cash                                                               $ 6,731,043
  Investments, at fair value                       $10,069,306           731,025
  Receivables:
    Participants' contributions                         23,755            26,371
    Sponsor contributions                                  382
                                                                     -----------
           Total receivables                            24,137            36,689
                                                   -----------       -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS             $10,093,443       $ 7,498,757
                                                   ===========       ===========

See notes to financial statements.

ROBINSON NUGENT, INC. PROFIT SHARING 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEARS ENDED JUNE 30, 2000 AND 1999
--------------------------------------------------------------------------------

                                                         2000            1999

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Participant contributions                          $   805,540     $   717,156
  Sponsor contributions                                  248,276         198,453
  Interest and dividends                                 289,081         480,989
  Net appreciation in fair value of investments        2,038,761         407,909
                                                     -----------     -----------

           Total additions                             3,381,658       1,804,507

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO -
  Benefits                                               786,972       1,141,179
                                                     -----------     -----------

INCREASE IN NET ASSETS AVAILABLE
 FOR PLAN BENEFITS                                     2,594,686         663,328

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
 BEGINNING OF YEAR                                     7,498,757       6,835,429
                                                     -----------     -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
 END OF YEAR                                         $10,093,443     $ 7,498,757
                                                     ===========     ===========

See notes to financial statements.

ROBINSON NUGENT, INC. PROFIT SHARING 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2000 AND 1999
--------------------------------------------------------------------------------


1.    DESCRIPTION OF PLAN

      General - The Robinson Nugent, Inc. Profit Sharing 401(k) Plan (Plan) is a defined-contribution plan covering substantially all nonunion employees of Robinson Nugent, Inc. (Sponsor) who have at least six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following is a brief description of the Plan, which is provided for general information purposes only.
      Participants should refer to the Plan Agreement for more complete information.

      Contributions - Participants may elect to make contributions to the Plan by reducing their salary by any percentage up to 15%, limited to the maximum allowable under Internal Revenue Service Regulations. The Sponsor will match up to 50% of the first 6% of the participants' contributions. The Sponsor may also make additional contributions at its discretion. No such additional contributions were made in 2000 and 1999. Forfeitures are used to reduce Sponsor contributions.

      On June 30, 1999, the investments were liquidated and the cash was transferred to a new trustee on July 1, 1999.

      The Plan permits participant directed investments into Robinson Nugent, Inc.'s (Sponsor) common stock and in the following thirteen funds offered by Strong Retirement Plan Services: Franklin Balance Sheet Investment fund, Janus Overseas fund, Janus Twenty fund, SSGA S&P 500 fund, Strong Balanced fund, Strong Blue Chip 100 fund, Strong Stock fund, Strong Growth fund, Strong Growth and Income fund, Strong Government Securities fund, Strong High-Yield Bond fund, Strong Short-Term Bond fund and Strong Money Market fund.

      Participant Accounts - Each participant's account is credited with the participant and Sponsor's contribution, and an allocation of Plan earnings or loss. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's accounts.

      Payment of Benefits - Upon death, disability, retirement or termination, participants may elect to receive a lump-sum amount equal to the value of his or her account. All benefits will be paid in a lump sum, except investments in the Sponsor's stock (in excess of $500), which will be distributed in shares of the Sponsor's common stock.

      Vesting - A participant's contributions and earnings thereon are fully vested and nonforfeitable at all times under the Plan. Vesting in the Sponsor's matching and Sponsor's additional contribution and earnings thereon are subject to the following vesting schedule:

                    Years of Service                           Vesting
                    ----------------                           -------

                    Less than 3 years                              0%
                    3 years                                       20%
                    4 years                                       40%
                    5 years                                       60%
                    6 years                                       80%
                    7 or more years                              100%

      Benefits Payable - At June 30, 2000 and 1999, net assets available for plan benefits included approximately $1,625,000 and $870,000, respectively, of benefits due to participants who have withdrawn from participation in the Plan.

      Administrative Expenses - The costs of administering the Plan are paid by the Sponsor. Such administrative expenses were approximately $23,000 and $20,000 in 2000 and 1999, respectively.

      Plan Termination - Although it has not expressed any intent to do so, the Sponsor has the right under the Plan Agreement to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

2.    SIGNIFICANT ACCOUNTING POLICIES

      Valuation of Investments - The fair value of investments, except cash and cash equivalents and money market funds, is determined by quoted market prices. Cash equivalents and money market funds are recorded at cost, which approximates fair value.

      Use of Estimates - Financial statements prepared in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amount of net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of charges in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

3.    INVESTMENTS

      Investments at June 30, 2000 and 1999 consist of the following:


                                                                    2000                           1999
                                                             Units          Fair            Units         Fair
                                                              Held          Value            Held        Value
                                                            --------     ------------     ----------    -------
Investment at fair value as determined
  by quoted market prices:
    Strong Growth and Income Fund                            139,204     $ 4,006,277
    Strong Stock Fund                                         48,817       1,236,029
    Strong Growth Fund                                        11,340         438,413
    Janus Twenty Fund                                          4,624         357,069
    Janus Overseas                                             6,446         243,497
    Strong Government Securities Fund                         34,644         351,636
    Strong Balanced Fund                                      13,905         350,673
    Strong High-Yield Bond Fund                               29,657         305,467
    Strong Blue Chip 100 Fund                                  9,394         212,298
    SSGA S&P 500 Fund                                          7,026         177,419
    Strong Short-Term Bond Fund                                4,758          44,301
    Franklin Balance Sheet Investment Fund                       202           6,351
    Strong Money Market Fund                                 517,704         517,704
  Robinson Nugent, Inc. (Sponsor) common stock, no par *     147,305       1,822,172        162,450    $731,025
                                                                       -------------                   --------

 Total                                                                 $ 10,069,306                    $731,025
                                                                       =============                   ========



     * party-in-interest to the Plan

The Plan's investments, including investments bought and sold, as well as held during the year appreciated (depreciated) in value as follows:

                                                       2000             1999

Robinson Nugent, Inc. (Sponsor) Common stock        $1,231,118         $ 5,218

Strong  Growth and Income Fund                         670,155
Strong Stock Fund                                       61,608
Strong Growth Fund                                      27,158
Janus Twenty Fund                                        6,948
Janus Overseas                                          31,046
Strong Government Securities Fund                       (5,479)
Strong Balanced Fund                                     2,861
Strong High-Yield Bond Fund                            (20,187)
Strong Blue Chip 100 Fund                               28,773
SSGA S&P 500 Fund                                        4,631
Strong  Short-Term Bond Fund                               (87)
Franklin Balance Sheet Investment Fund                     219
Strong Money Market Fund                                    (3)

Morgan Stanley Dean Witter:
  American Value Fund                                                  136,343
  Dividend Growth and Securities Fund                                  145,477
  Developing Growth Securities Fund                                    191,009
  High Yield Securities Trust Fund                                     (48,741)
  Convertible Securities Trust Fund                                    (14,083)
  U.S. Government Securities Trust Fund                                 (9,657)
  Competitive Edge Fund                                                  2,343
                                                   -----------        --------

Total                                               $2,038,761        $407,909
                                                   ===========        ========



4.    TAX STATUS

      The Plan obtained its latest determination letter on June 1, 1993, in which the Internal Revenue Service stated the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan administrator believes the Plan was qualified and the related trust was tax exempt. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

5.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 at June 30, 1999:

      Net assets available for benefits per the financial statements $7,498,757
      Amounts allocated to withdrawing participants                        (923)
                                                                     ----------

      Net assets available for benefits per the Form 5500            $7,497,834
                                                                     ==========


      The following is a reconciliation of increase in net assets available for plan benefits per the financial statements to the Form 5500 for the year ended June 30, 2000:

      Increase in net assets available for plan benefits per
         financial  statements                                        $2,594,686
      Amounts allocated to withdrawing participants
         at June 30, 1999                                                    923
                                                                      ----------
      Increase in net assets available for plan benefits
         per Form 5500                                                $2,595,609
                                                                      ==========


      The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended June 30, 2000:


      Benefit paid to participants per the financial statements        $786,972
      Amounts allocated to withdrawing participants at June 30, 1999       (923)
                                                                       --------

      Benefits paid to participants per the Form 5500                  $786,049
                                                                       ========


6.  SUBSEQUENT EVENT

     On October 2, 2000, the Plan Sponsor's Board of Directors approved a merger agreement with Minnesota Mining and Manufacturing Company.

                                * * * * *

                              SUPPLEMENTAL SCHEDULE

ROBINSON NUGENT, INC. PROFIT SHARING 401(k) PLAN

SCHEDULE H, ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENTS HELD
JUNE 30, 2000
--------------------------------------------------------------------------------

                                                                  Units           Current
                             Description of Investment             Held             Value

Robinson Nugent, Inc.* (Sponsor) common stock, no par value       147,305        $ 1,822,172

Strong Growth and Income Fund                                     139,204          4,006,277
Strong Stock Fund                                                  48,817          1,236,029
Strong Growth Fund                                                 11,340            438,413
Janus Twenty Fund                                                   4,624            357,069
Janus Overseas                                                      6,446            243,497
Strong Government Securities Fund                                  34,644            351,636
Strong Balanced Fund                                               13,905            350,673
Strong High-Yield Bond Fund                                        29,657            305,467
Strong Blue Chip 100 Fund                                           9,394            212,298
SSGA S&P 500 Fund                                                   7,026            177,419
Strong Short-Term Bond Fund                                         4,758             44,301
Franklin Balance Sheet Investment Fund                                202              6,351
Strong Money Market Fund                                          517,704            517,704
                                                                                 -----------

                                                                                 $10,069,306
                                                                                 ===========

*  Party-in-interest to the Plan

INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in the Registration Statement of Robinson Nugent, Inc., on Form S-8 of our report dated October 4, 2000, appearing in the Annual Report on Form 11-K of Robinson Nugent, Inc. Profit Sharing 401(k) Plan for the year ended June 30, 2000.


/s/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

October 12, 2000
Louisville, Kentucky